SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Turquoise Hill Resources Ltd.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

900435108
(CUSIP Number)

Kathlyne Kiaie
c/o SailingStone Capital Partners LLC
One California Street, 30th Floor
San Francisco, California 94111
(415) 429-5178

with a copy to:

Marc Weingarten, Esq.
Aneliya Crawford, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2019
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900435108	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS SailingStone Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 234,653,638
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 234,653,638
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 234,653,638
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.66%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 900435108	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS SailingStone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,653,638
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,653,638
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 234,653,638
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.66%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 900435108	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS MacKenzie B. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,653,638
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,653,638
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 234,653,638
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.66%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 900435108	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Kenneth L. Settles Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,653,638
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,653,638
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 234,653,638
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.66%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 900435108	SCHEDULE 13D/A	Page 6 of 8 Pages

This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 1, 2018 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on February 26, 2018 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on June 12, 2018 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on August 24, 2018 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed with the SEC on October 10, 2018 ("Amendment No. 4") and Amendment No. 5 to the Original Schedule 13D filed with the SEC on January 7, 2019 ("Amendment No. 5", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the "Schedule 13D") with respect to the common shares, no par value per share ("Shares"), of Turquoise Hill Resources Ltd., a Yukon corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 3, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read as follows:

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by SailingStone directly acting solely on behalf of its investment advisory clients. SailingStone has purchased a total of 234,653,638 Shares in open-market purchases for an aggregate consideration of $690,465,869.78 (exclusive of brokerage commissions). To the best knowledge of the Reporting Persons, the funds used in such purchases were from SailingStone's available investment capital and none of the consideration for such Shares was represented by borrowed funds.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 2,012,314,469 Shares outstanding as of March 13, 2019, as reported in the Issuer's Notice of Annual Meeting of Shareholders and Management Proxy Circular attached as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 15, 2019.

As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 234,653,638 Shares, which represents 11.66% of the outstanding Shares. The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership:	Percentage of Class:

(A)	SailingStone: 234,653,638	Sole Voting and Sole Dispositive Power (1)	11.66%

(B)	SailingStone Holdings: 234,653,638	Shared Voting and Shared Dispositive Power (2)	11.66%

CUSIP No. 900435108	SCHEDULE 13D/A	Page 7 of 8 Pages

(C)	Davis: 234,653,638	Shared Voting and Shared Dispositive Power (3)	11.66%

(D)	Settles: 234,653,638	Shared Voting and Shared Dispositive Power (4)	11.66%

___________________

(1)

Such Shares are owned by investment advisory clients of SailingStone. By reason of its investment advisory relationship with such clients, SailingStone is deemed to have sole voting and sole dispositive power over such Shares. The economic interest in such Shares is held by such clients.

(2)	Because SailingStone Holdings is the general partner of SailingStone GP LP which serves as managing member of SailingStone, SailingStone Holdings could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3)	Because Davis is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4)	Because Settles is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

TRANSACTIONS

Information concerning transactions in the Shares effected by the Reporting Persons during the past 60 days is set forth in Exhibit J hereto and is incorporated herein by reference.

No person other than SailingStone and the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

Item 7.	MATERIALS FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented as follows:

Exhibit J -	Transactions in Securities of the Issuer During the Past 60 Days

CUSIP No. 900435108	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2019

SailingStone Capital Partners LLC*

	By:	/s/ Kathlyne Kiaie
	Name:	Kathlyne Kiaie
	Title:	Chief Compliance Officer

SailingStone Holdings LLC*

	By:	/s/ MacKenzie B. Davis
	Name:	MacKenzie B. Davis
	Title:	Managing Member

MacKenzie B. Davis*

	By:	/s/ MacKenzie B. Davis
	Name:	MacKenzie B. Davis

Kenneth L. Settles Jr.*

	By:	/s/ Kenneth L. Settles Jr.
	Name:	Kenneth L. Settles Jr.

* The Reporting Persons disclaim beneficial ownership in the Shares represented herein except to the extent of their pecuniary interest therein.

EXHIBIT J

TRANSACTIONS IN SECURITIES OF THE ISSUER DURING THE PAST 60 DAYS
BY THE REPORTING PERSONS

No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, managing member, affiliate or subsidiary of any of the Reporting Persons during the past 60 days, except the following transactions, which were made in broker's transactions in the open market:

Reporting Person	Sale/Purchase	Date	No. of Shares	Average Price Per Share
SailingStone	Sale	2/11/2019	400,000	$1.62
SailingStone	Sale	2/12/2019	303,000	$1.60
SailingStone	Sale	2/13/2019	675,100	$1.67
SailingStone	Sale	2/14/2019	198,321	$1.64
SailingStone	Sale	2/15/2019	945,600	$1.70
SailingStone	Sale	2/19/2019	2,415,000	$1.82
SailingStone	Sale	2/20/2019	755,300	$1.91
SailingStone	Sale	2/20/2019	553,000	$1.92
SailingStone	Sale	2/20/2019	153,000	$1.93
SailingStone	Sale	2/21/2019	343,567	$1.89
SailingStone	Sale	2/21/2019	1,019,233	$1.89
SailingStone	Sale	2/22/2019	1,500,000	$2.09
SailingStone	Sale	2/25/2019	150,000	$2.07
SailingStone	Purchase	3/5/2019	251,255	$1.77
SailingStone	Sale	3/6/2019	81,510	$1.76
SailingStone	Sale	3/11/2019	875,000	$1.64
SailingStone	Sale	3/12/2019	573,365	$1.65
SailingStone	Sale	3/13/2019	950,000	$1.71
SailingStone	Sale	3/14/2019	441,300	$1.72
SailingStone	Sale	3/15/2019	409,500	$1.71
SailingStone	Sale	3/18/2019	492,673	$1.77
SailingStone	Sale	3/19/2019	133,400	$1.77
SailingStone	Purchase	3/29/2019	2,250	$1.67
SailingStone	Sale	4/5/2019	579,931	$1.69
SailingStone	Sale	4/8/2019	2,283,600	$1.69
SailingStone	Sale	4/9/2019	1,644,100	$1.66
SailingStone	Sale	4/10/2019	1,018,300	$1.67